SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 3
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

CLASS A COMMON STOCK, PAR VALUE $.15 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $.15 PER SHARE
(Title of Classes of Securities)

CLASS A COMMON STOCK, 115637 10 0
CLASS B COMMON STOCK, 115637 20 9
(CUSIP Number of Classes of Securities)

Michael B. Crutcher	With a copy to:
Senior Vice President
General Counsel and Secretary	Ernest W. Williams
Brown-Forman Corporation	Ogden Newell & Welch PLLC
850 Dixie Highway	1700 PNC Plaza
Louisville, Kentucky 40210	500 West Jefferson Street
(502) 585-1100	Louisville, Kentucky 40202-2874
(Name, Address and Telephone Number	(502) 582-1601
of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

February 4, 2003
(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$605,900,000	$55,742.80

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of 1,500,000 shares of Class A Common Stock and 6,800,000 shares of Class B Common Stock at the maximum tender offer price of $73.00 per share.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $55,742.80 Filing Party: Brown-Forman Corporation	Form or Registration No.: Schedule TO Date Filed: February 4, 2003

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on February 4, 2003 by Brown-Forman Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase up to 1,500,000 shares of its Class A Common Stock, par value $.15 per share (“Class A Shares”), and up to 6,800,000 shares of its Class B Common Stock, par value $.15 per share (“Class B Shares,” and together with the Class A Shares, the “Shares”), in each case, at a price per share between $63.00 and $73.00, net to the seller in cash, without interest. The tender offer is being made upon and subject to the terms and conditions set forth in the Offer to Purchase dated February 4, 2003 (the “Offer to Purchase”), and the related Letters of Transmittal (the “Letters of Transmittal”), which together as each may be amended or supplemented from time to time constitute the “Offer.”

     This Amendment No. 3 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letters of Transmittal, copies of which were previously filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Amendment No. 3 to Schedule TO as more particularly described below. Capitalized terms used herein and not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

     This Amendment No. 3 is filed to incorporate revisions made to the Offer to Purchase. Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Purchase and the Letters of Transmittal.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase dated February 4, 2003 (revised February 20, 2003).
(a)(1)(ii)	(a) Letter of Transmittal, Class A Common Stock*
(b) Letter of Transmittal, Class B Common Stock*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Notice of Guaranteed Delivery, Class A Common Stock*
(b) Notice of Guaranteed Delivery, Class B Common Stock*
(c) Letter from Dealer Manager to Brokers*
(d) Letter from Brokers to Clients*
(e) Letter from Owsley Brown II to Shareholders*
(f) Press Release*
(g) Advertisement*
(h) Letter from Georgeson Shareholder Communications Inc. to Shareholders*
(b)	Under negotiation; will file by amendment promptly after execution.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROWN-FORMAN CORPORATION

By:	/s/ Lawrence K. Probus Name: Lawrence K. Probus Title: Senior Vice President

Date: February 20, 2003

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated February 4, 2003 (revised February 20, 2003).

(a)(1)(ii)	(a) Letter of Transmittal, Class A Common Stock*
(b) Letter of Transmittal, Class B Common Stock*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	(a) Notice of Guaranteed Delivery, Class A Common Stock*
(b) Notice of Guaranteed Delivery, Class B Common Stock*
(c) Letter from Dealer Manager to Brokers*
(d) Letter from Brokers to Clients*
(e) Letter from Owsley Brown II to Shareholders*
(f) Press Release*
(g) Advertisement*
(h) Letter from Georgeson Shareholder Communications Inc. to Shareholders*

(b)	Under negotiation; will file by amendment promptly after execution.

(d)	Not Applicable.

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.